

VIA FACSIMILE AND U.S. MAIL

October 19, 2009

Dennis W. Blazer
Chief Financial Officer
CECO Environmental Corp.
3120 Forrer Street
Cincinnati, Ohio 45209

> **RE:** **CECO Environmental Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 0-7099**

Dear Mr. Blazer:

We have reviewed your response letter dated September 30, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies, page F-10
Claims, page F-12

2. We have read your response to comment seven from our letter dated September 2, 2009. You indicate that you recognize claims for recovery of incurred costs when it is probable

that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. You also disclosed that change orders of this nature are accounted for in estimated revenue and estimated cost when it is probable that the costs will be recovered through a change in the contract price and a percentage of the related profit is recognized at the time. Please disclose how this profit component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances. Please refer to paragraph 65 of SOP 81-1.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2009

General

3. Please address the comments above in your interim filings as well.

7. Earnings Per Share, page 11

4. We have read your response to comment twelve from our letter dated September 2, 2009. Please provide us with your allocation of distributed and undistributed earnings to holders of restricted stock and common stock, which includes your consideration of dividends paid to awards for which the requisite service is not expected to be rendered. Please refer to the example provided in FSP EITF 03-6-1.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief